                                                                    EXHIBIT 13.1

                                   FORM 10-K

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

(Mark One)

  /X/   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
         SECURITIES EXCHANGE ACT OF 1934 /FEE REQUIRED/

For the fiscal year ended OCTOBER 2, 1994

                                       OR

  / /   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
         SECURITIES EXCHANGE ACT OF 1934 /NO FEE REQUIRED/

For the transition period from _____________ to _____________.

Commission file number 1-9573


                           UNO RESTAURANT CORPORATION
             (Exact name of registrant as specified in its charter)

              DELAWARE                                04-2953702
- ---------------------------------------           -------------------
  (State or other jurisdiction of                  (I.R.S. Employer
  incorporation or organization)                  Identification No.)

100 CHARLES PARK ROAD, WEST ROXBURY, MA                  02132
- ---------------------------------------           -------------------
(Address of principal executive offices)              (Zip Code)

Registrant's telephone number, including area code (617) 323-9200

Securities registered pursuant to Section 12(b) of the Act:

   Title of each class                Name of each exchange on which registered

COMMON STOCK, $.01 PAR VALUE                   NEW YORK STOCK EXCHANGE

          Securities registered pursuant to Section 12(g) of the Act:

                                      NONE
                    -------------------------------------------
                                (Title of Class)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes  X      No
                                               ---        ---

       Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. / /

       The aggregate market value of the registrant's Common Stock, $.01 par value, held by non-affiliates of the registrant as of November 30, 1994, was $57,941,388 based on the closing price of $12.875 on that date on the New York Stock Exchange. As of November 30, 1994, 9,076,603 shares of the registrant's Common Stock, $.01 par value, were outstanding.


                      DOCUMENTS INCORPORATED BY REFERENCE

       Portions of the registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on February 8, 1995 which will be filed within 120 days after the end of the registrant's fiscal year, are incorporated by reference in
Part III of this report. Portions of the registrant's Registration Statement on Form S-1 (Registration No. 33-13100) (the "1987 Registration Statement"), the registrant's Registration Statement on Form S-1 (Registration No. 33-29252) (the "1989 Registration Statement"), the registrant's Registration Statement on Form S-2 (Registration No. 33-38944) (the "1991 Registration Statement"), the registrant's Annual Report on Form 10-K for the fiscal year ended October 2, 1988, the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1990, the registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991, the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 1990, the registrant's Annual Report on Form 10-K for the fiscal year ended September 27, 1992, the registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 1993, the registrant's Proxy Statement for the Annual Meeting of Stockholders held on February 7, 1990, and the registrant's Proxy Statement for the Annual Meeting of Stockholders held on March 2, 1993, are incorporated by reference in Part IV of this Report.

                                     PART I

ITEM 1.  BUSINESS

GENERAL AND DEVELOPMENTS DURING FISCAL YEAR 1994

       Uno Restaurant Corporation is a Delaware corporation organized in August 1986 to become a holding company for the Pizzeria Uno business then operated by two affiliated corporations. As used in this Report, the term "Company" refers to Uno Restaurant Corporation and its wholly-owned subsidiaries.

       The Company operates and franchises casual dining, full-service restaurants under the name "Pizzeria Uno... Chicago Bar & Grill." The restaurants feature gourmet, Chicago-style deep-dish pizzas and a variety of entrees, including pastas, thin crust pizzas, appetizers, salads, desserts and beverages. The Company acquired the rights to the name "Pizzeria Uno" from the late Ike Sewell, who opened the original Pizzeria Uno restaurant in Chicago, Illinois in 1943 and is considered the originator of Chicago- style deep-dish pizza. The Company opened its first Pizzeria Uno restaurant in 1979. At the end of fiscal 1994, it owned and operated 63 full-service Pizzeria Uno restaurants in New England, New York, Pennsylvania, Baltimore/Washington DC, St. Louis, Chicago and Orlando, and had 59 franchised restaurants located throughout the United States, including one each in Puerto Rico and Canada.

       From September 1993 to April 1994, the Company invested approximately $2.5 million to add new kitchen capabilities, including saute stations, grills and fryers to each of its existing company-owned restaurants. This project was initiated in order to raise the quality standards of certain non-pizza menu items to the same high quality level as the Company's Chicago-style deep-dish pizza. In addition, the expanded kitchen capabilities allow the addition of new menu items that help to broaden the customer base and increase visit frequency. As a result, the Company believes it has improved its competitive position within the casual dining segment of the restaurant industry.

       During the fourth quarter of fiscal 1992, the Company decided to close two poorly-located Company-owned restaurants after the end of the fiscal year. These restaurants were located in St. Louis, Missouri and Cambridge, Massachusetts. The Company recognized a pre-tax charge to earnings of $2.5 million for fiscal year 1992 as a result of its decision. The Company closed the restaurant in Cambridge, MA on October 17, 1992, and closed the restaurant in St. Louis on October 24, 1993.

       During the fiscal year ended October 2, 1994, the Company opened seven full-service Company-owned restaurants, sold a restaurant to its franchisee in Lake Buena Vista, FL, acquired three restaurants from its franchisee in Connecticut and closed a restaurant in St. Louis, MO. Four franchised restaurants opened during the fiscal year, three were sold to the Company, one was sold by the Company to a franchisee and one was closed.

       During the fiscal year ending October 1, 1995, the Company anticipates opening 18 Company-owned full-service restaurants and six franchised restaurants. The timing of these planned openings is subject to various factors, including locating satisfactory sites and negotiating leases and franchise agreements.

       On September 1, 1994, the Company entered into a definitive agreement with Bay Street Restaurants, Inc. to purchase the net assets of three restaurants located in Chicago, Illinois, Woodbridge, New Jersey and
Philadelphia, Pennsylvania.   The three full- service, casual dining
restaurants, which specialize in seafood, generated total annual sales of over $7.3 million for their most recent 12-month period. It is anticipated that the next several months will be devoted to familiarization with the Bay Street concept for potential introduction into the New England area and other Northeast markets. Mr. William Bouffard, President of Bay Street Restaurants, Inc. and Mr. James Vinz, Vice President of Operations, will be joining the Uno management team and heading up the Bay Street restaurant group. The transaction was completed on December 23, 1994.

       Pursuant to a Third Amendment to Note Purchase Agreement dated February 15, 1993, the Company amended the terms of its agreement relating to a $10 million private debt placement in June 1990 of senior, unsecured notes with CIGNA, a major insurance company. The amendments reduced through January 2, 1994 the fixed charge to earnings coverage ratio required to be maintained by the Company. Compliance with this covenant was waived by CIGNA for the second fiscal quarter of 1994. Since that time the Company has maintained compliance with all covenants.

       In December 1994, the Company obtained a $50 million unsecured, revolving credit and term loan facility through Fleet Bank. The new agreement replaces a $20 million unsecured revolving credit agreement obtained by the Company on May 31, 1994. The revolving credit facility will convert to a three year term loan in December 1997, and advances under this agreement will accrue interest at the bank's prime rate, or alternatively, at 125 basis points above LIBOR. Company management believes that sufficient cash will be available from operations and this revolving credit facility to finance development plans for the foreseeable future and to fund its remaining principal payments under its senior note agreement of $3.3 million each due in June 1995 and 1996.

       The Board of Directors of the Company declared a 25% stock split on November 15, 1994 payable in the form of a stock dividend on February 28, 1995 to the stockholders of record of the Company on February 8, 1995. The stock split will result in one additional share of Common Stock being issued for each four shares of Common Stock issued and outstanding on the record date. The stock split is subject to the approval by stockholders of an increase in the number of authorized shares of Common Stock of the Corporation at the Annual Meeting of Stockholders to be held on February 8, 1995. Cash will be issued in lieu of fractional shares.

       The table below shows the markets served by Pizzeria Uno as of November 30, 1994:

                          COMPANY-OWNED RESTAURANTS
                          -------------------------

CONNECTICUT (4)                Cambridge                       Forest Hills
- ---------------                  (2 locations)                 Manhattan
Danbury                        Danvers                          (5 locations)
Fairfield                      Dedham                        Lynbrook
Milford                        Framingham                    Massapequa
West Hartford                  Hanover                       Syracuse
                               Hyannis                       Vestal
FLORIDA (1)                    Kingston                      Yonkers
- -----------                    Lynnfield
Orlando                        Newton                        NEW JERSEY (1)
                               Newtonville (a)               --------------
ILLINOIS (3)                   Revere                        Paramus
- ------------                   Springfield
Chicago                        Waltham (a)                   OHIO (1)
  Pizzeria Uno                                               --------
  Pizzeria Due                 MISSOURI (2)                  Columbus
  Su Casa (b)                  ------------
                               St. Louis                     PENNSYLVANIA (2)
MAINE (1)                        Chesterfield                ----------------
- ---------                        Fairview Heights            Philadelphia
Portland                                                       Franklin Mills
                                                             Pittsburgh
MARYLAND (5)                   NEW HAMPSHIRE (3)               Monroeville
- ------------                   -----------------
Baltimore                      Concord                       RHODE ISLAND (1)
  Harbor Place                 Manchester                    ----------------
Bel Air                        Nashua                        Warwick
Bethesda
Towson                                                       VIRGINIA (4)
Waldorf                        NEW YORK (16)                 ------------
                               -------------                 Balston
MASSACHUSETTS (22)             Albany                        Fairfax
- ------------------             Amherst                       Norfolk
Boston                         Buffalo                       Reston
  (5 locations)                New York City
Braintree                        Bayside                     WASHINGTON, DC (2)
Brockton                         Bay Ridge                   ------------------
Burlington                                                   Cleveland Park
                                                             Union Station







__________________________________
(a)  Quick-service (take-out only).
(b)  Mexican restaurant.

                             FRANCHISED RESTAURANTS
                             ----------------------


ARIZONA (2)                   KENTUCKY (1)                    OHIO (4)
- -----------                   -----------                     --------
Phoenix                       Lexington                       Cincinnati
Tempe                                                           (2 locations)
                              MARYLAND (1)                    Cleveland
CALIFORNIA (9)                ------------                      (2 locations)
- --------------                Deep Creek
Cupertino                                                     OKLAHOMA (1)
Fremont                                                       ------------
Los Angeles                   MASSACHUSETTS (4)               Tulsa
San Diego                     -----------------
  (2 locations)               Holyoke                         PENNSYLVANIA (5)
San Francisco                 Marlborough                     ----------------
  (3 locations)               Springfield                     King of Prussia
Santa Clara                     (2 locations)(c)              Langhorne Media
                                                              Philadelphia
CANADA (1)                    MICHIGAN (2)                      (2 locations)
- ----------                    ------------
Toronto                       Ann Arbor                       PUERTO RICO (1)
                              Bloomfield                      ---------------
FLORIDA (5)                                                   San Juan
- -----------                   MINNESOTA (2)
Miami                         ------------                    TEXAS (5)
Orlando                       Minnetonka                      ---------
  Altamonte Springs           Edina                           Addison
  Church Street Sta.                                          Arlington
  Lake Buena Vista            NEVADA (1)                      Dallas
Tampa                         ----------                      Ft. Worth
                              Las Vegas                       Houston
HAWAII (1)
- ----------                    NEW YORK (4)                    WASHINGTON, DC (1)
Honolulu                      ------------                    ------------------
                              Kingston                        Georgetown
ILLINOIS (2)                  Poughkeepsie
- ------------                  Rochester                       WISCONSIN (3)
Champaign                     White Plains                    -------------
Chicago                                                       Milwaukee
  O'Hare Airport (a)          NEW JERSEY (4)                  Madison
                              --------------                    (2 locations)
INDIANA (2)                   Cherry hill
- -----------                   Secaucus
Indianapolis                  South Plainfield
Merrillville                  Wayne


__________________________________
(a)  Quick-service (take-out only).
(b)  Mexican restaurant.
(c)  Including one Quick-service (take-out only)


RESTAURANT CONCEPT

    The Company has combined the concept of a full-service restaurant with the popularity of pizza. In addition to a diverse menu, customers at a Pizzeria Uno restaurant enjoy an ambience and decor that is more upscale than typical pizza restaurants. The Company's target markets include middle to upper-middle income individuals in the 17 to 49 year-old age group and, particularly in suburban locations, middle to upper-middle income families. Management believes that the Company's concept is best executed by careful site selection, training, supervision and menu development.

    The Company's signature product, its deep-dish pizza, filled with ingredients such as fresh meats, spices, vegetables and real cheeses, is baked to order in a deep pan, according to proprietary recipes. Management believes that the Company's custom formulation of ingredients and proprietary recipes produce a superior pizza that is difficult to duplicate. In addition to its deep-dish pizza, other menu items include thin crust pizza, pasta items, appetizers, salads, sandwiches, and desserts. All of the Company's menu items are available for carry-out. Carry-out revenues represent approximately 10% of Company-owned restaurant sales.

    Pizzeria Uno restaurants offer a casual, friendly and entertaining atmosphere, efficient service and high-quality menu items at moderate prices. Entree selections currently range in price from approximately $4.00 to $9.99. The average per person revenue per meal, including beverages, is approximately $9.00. Virtually all full-service restaurants offer a full liquor selection and have a bar and lounge. Food sales constitute approximately 81% of total restaurant sales of the Company, and alcoholic beverage sales account for the remaining 19%.

    Pizzeria Uno restaurants are located in both urban areas and suburban shopping and entertainment areas. The typical new restaurant occupies approximately 6,300 square feet, with a seating capacity of approximately 200 customers. Each restaurant employs 50 to 70 people, many of whom are part-time personnel. Most restaurants are open from 11:00 a.m. to midnight, seven days per week.

    The Company considers the specific location of a restaurant to be critical to its long-term success and devotes significant effort to the investigation and evaluation of potential sites. The Company's executives inspect and approve the site for each Company-owned and franchised restaurant.

    The Company has developed a restaurant design that is consistent with its theme as "Pizzeria Uno...Chicago Bar & Grill". To ensure compliance with Company standards, preliminary design and complete kitchen design for both Company-owned and franchised restaurants are prepared by the Company. Company-owned and franchised restaurants can be situated as free-standing units, or in strip centers or malls, can either be owned or leased, and are generally situated in prime retail-oriented locations. See "ITEM 2. PROPERTIES." Management estimates the current cost of opening a full-service restaurant, excluding land, but including building, improvements, furniture, fixtures and equipment and pre-opening expenses, ranges between $1.0 and $1.4 million.

CONSUMER PRODUCT BUSINESS AND NON-TRADITIONAL DISTRIBUTION CHANNELS

    The Company has been expanding its consumer product business in recent years principally through distribution of its deep-dish pizza in the fresh deli counters of approximately 600 supermarkets in New England, New York, New Jersey, Pennsylvania and Ohio. Currently, Pizzeria Uno deep-dish pizza is the dominant brand of fresh, refrigerated pizza sold in New England supermarkets. The Company has also developed a line of private-label thin-crust pizza for selected New England supermarket chains.

    In addition, in January 1993, the Company began supplying frozen pizzas to American Airlines for service on its flights. Approximately 1.5 million pizzas were served aboard American Airlines flights during the fiscal year ended October 2, 1994.

    To support the growth of the Company's consumer product business, a production facility in Brockton, Massachusetts began operation in January 1993. This facility provides sufficient capacity to at least double the level of sales achieved in fiscal 1994. See "ITEM 2. Properties."

    The Company is continuing to test other traditional and non-traditional distribution channels for its signature, deep-dish pizza product where there is heavy consumer traffic. The Company is testing a food-court Pizzeria Uno at the International Terminal at Chicago's O'Hare Airport. Two prototype neighborhood take-out units, "Uno...Pizza Takery", are also being tested, which the Company believes may offer the potential to tap the quick-service market segment that it currently serves on only a limited basis. In addition, the Company currently has 20 similar franchised Take-Out Units operating within supermarkets in New England.

BUSINESS EXPANSION

    The Company intends to continue to add Company-owned restaurants in two of its primary Northeast metropolitan markets, i.e., New York and Baltimore/Washington, DC. Due to its current greater concentration of units in New England, further expansion in this market will be very selective. The Company's acquisition of the original restaurants in Chicago during fiscal 1992 and the right to further develop restaurants in Illinois should lead to expansion opportunities in this market during fiscal 1995. The Company is also engaged in site development efforts in central Florida and Denver, Colorado. Franchisees will continue to be granted the right to expand the Pizzeria Uno restaurant business in selected metropolitan areas throughout the United States and, as opportunities arise, outside the United States. See "Franchise Program." The specific rate at which the Company is able to open new restaurants will be determined by its success in locating satisfactory sites and attracting qualified franchisees.

FRANCHISE PROGRAM

    As of October 2, 1994, the Company had 59 franchised Pizzeria Uno restaurants operated by 34 franchisees located in 19 states, the District of Columbia, Puerto Rico, and Canada. Franchises are generally granted on a unit-by-unit basis, rather than by territory. The Company is in continual discussions with existing and prospective franchisees and expects to grant additional franchises to qualified applicants with restaurant-related operating experience and requisite financial resources.

    New domestic franchisees are required to pay an initial franchise fee of $52,500 per unit and a continuing monthly royalty of 5% of restaurant sales. Royalties and franchise fees for international franchises are negotiated on an individual basis. At the beginning of fiscal 1992, the Company implemented a variable royalty plan for its franchisees that allows royalty rate reductions from contractual rates for those franchised restaurants meeting certain qualifications. The reduced royalty rate is available only to those franchised restaurants that do not achieve minimum sales levels during their first five years of operation in relation to their overall capital investment, including capitalized lease obligations. The minimum royalty rate under the variable royalty plan is 3% and ranges up to the 5% standard franchise royalty rate. Seven franchised restaurants currently qualify for some degree of royalty rate reduction under the variable royalty plan. Royalties currently being received by the Company average approximately 4.2% of franchised restaurant sales.

    The franchise agreements generally prohibit the Company from granting competing franchises or opening competing restaurants within three miles of a franchised restaurant. The franchise agreements have an initial term of 20 years with three successive ten- year renewal periods at the option of the franchisee, provided that the agreement has not previously been terminated by either party. Upon each renewal, the Company may require a franchisee to sign a revised franchise agreement and to make capital expenditures to renovate the restaurant, but may not increase the continuing monthly royalty or charge a renewal fee. The Company retains the right to terminate a franchise agreement for a variety of reasons, including significant and willful understatement of gross receipts, failure to pay fees, material misrepresentation on an application for a franchise, or material breach or default under the franchise agreement, including failure to maintain Company operating standards. Many state franchise laws further limit the ability of a franchisor to terminate or refuse to renew a franchise. The Company has the right to audit and receive certain monthly and annual financial and other information from franchisees.


    In order to ensure uniform quality standards, the Company requires franchisees to comply with Company specifications as to space, design and decor, menu items, principal food ingredients and day-to-day operations, as set forth in the Company's operations manual. The Company's executives or field-service personnel generally visit each franchise location four times per year. The Company conducts sales audits of all franchisees on an annual basis.

    The Company guarantees certain limited equipment and leasehold improvement financing to qualified franchisees through an agreement with an unaffiliated finance company. Under this agreement, the Company guarantees financing provided by the finance company to qualified franchisees in the maximum aggregate amount of $2.1 million for all such franchisees combined. The Company has also guaranteed up to a maximum of $447,000 of future lease payments in the event of default by specific franchisees.

RESTAURANT MANAGEMENT

    The staff for a typical Pizzeria Uno restaurant consists of one general manager, two assistant managers and approximately 50 to 70 hourly employees, many of whom are part-time personnel. Managers of Company-owned restaurants are compensated with a salary plus a performance bonus based on restaurant sales and profits. The Company conducts initial and ongoing training for all managers and franchisees.

    The Company employs ten regional operations directors. The Company also currently employs five field-service supervisors to monitor all franchised restaurants. Their duties include quarterly visits and detailed, annual inspections of quality, service and sanitation. As additional restaurants are opened, the Company intends to add qualified supervisors in order to maintain quality control.

PURCHASING

    The Company negotiates directly with suppliers for all primary food ingredients and beverage products to ensure adequate supplies and to obtain competitive prices. The Company seeks competitive bids from suppliers on many of its primary food ingredients on an annual basis. The Company approves suppliers of these ingredients and products and requires them to adhere to product specifications established by the Company. Several key ingredients are proprietary. They are manufactured for the Company under private label and sold to authorized distributors for resale to Company-owned restaurants and franchisees. The Company and its franchisees purchase substantially all food and beverage products from authorized local or national distributors. In most cases, franchisees find it more economical to purchase most of these products from the same distributors servicing the Company-owned restaurants in order to take advantage of volume discounts. The Company does not derive any income from suppliers or distributors on sales to franchisees. All essential food and beverage products are available, or upon short notice can be made available, from alternative qualified suppliers.

ADVERTISING AND MARKETING

    To attract its target market, the Company relies primarily on television, radio and direct mail advertising. Through an advertising cooperative fund, the Company produces regional and local advertising materials and also produces menus and promotional programs for both franchised and Company-owned restaurants.

    Franchisees are required to contribute a fee of .75% of franchised restaurant sales to the advertising cooperative fund, and the Company contributes an equal percentage of Company-owned restaurant sales. Except for the materials prepared and distributed by the Company through the advertising cooperative fund, franchisees are responsible for the implementation of advertising and marketing for their respective restaurants, subject to adherence to Company-established guidelines. In addition, the Company's franchise agreement requires franchisees to spend at least 2% of franchised restaurant sales each year on local advertising and public relations.

COMPETITION

    The restaurant business is highly competitive with respect to price, service, restaurant location and food quality and is often affected by changes in consumer tastes, economic conditions and population and traffic patterns. The Company competes within each market with locally-owned restaurants as well as with national and regional restaurant chains, some of which operate more restaurants and have greater financial resources and longer operating histories than the Company.

    Management believes that among the Company's competitive strengths are its custom formulation of ingredients and proprietary recipes which, when prepared according to the Company's precise cooking techniques, produce a superior deep-dish pizza that is difficult to duplicate. Management also believes that the Company's $2.5 million kitchen upgrade program (see "ITEM 1. BUSINESS, General and Developments During Fiscal Year 1994), as well as the Company's emphasis on a distinctive restaurant design, friendly and entertaining atmosphere, diverse menu, efficient service and moderate prices enables Pizzeria Uno restaurants to compete effectively with other casual-theme, full-service restaurants.

TRADEMARKS

    The original "Pizzeria Uno" restaurant was founded in 1943 by the late Ike Sewell in Chicago, Illinois. In 1979, the Company acquired from Mr. Sewell the worldwide rights to certain names, including "Uno," "Pizzeria Uno" and "Pizzeria Due" (with the exception of the right to use the names in Illinois), for the purpose of developing and expanding the concept. In the fourth quarter of fiscal 1992, pursuant to the Company's right of first refusal, the Company purchased the original Chicago restaurants and the right to develop additional restaurants in Illinois from Mr. Sewell's estate.

    The Company regards its many trademarks and service marks as having significant value and as being an important factor in the marketing of its products. Its most significant marks include "Uno," "Pizzeria Uno" and "Pizzeria Due." The Company's registrations of its significant marks expire at various times from 1998 to 2005. However, the Company intends to renew its registration of its marks prior to expiration. The Company's policy is to pursue registration of its marks whenever possible and to oppose vigorously any infringement of its marks.

GOVERNMENTAL REGULATION

    The Company is subject to various federal, state and local laws affecting its business. Each of the Company's restaurants is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, health and safety and fire agencies in the state or municipality in which the restaurant is located. Difficulties or failures in obtaining the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

    Alcoholic beverage control regulations require each of the Company's restaurants to apply to a state authority and, in certain locations, county and municipal authorities for a license or permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the Company's restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control, and handling, storage and dispensing of alcoholic beverages.

    The Company may be subject in certain states to "dram-shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment which wrongfully served alcoholic beverages to such person. The Company carries liquor liability coverage as part of its existing comprehensive general liability insurance and has never been named as a defendant in a lawsuit involving "dram-shop" statutes.

    The Company is also subject to federal and a substantial number of state laws regulating the offer and sale of franchises. Such laws impose registration and disclosure requirements on franchisors in the offer and sale of franchises. These laws often also apply substantive standards to the relationship between franchisor and franchisee and limit the ability of a franchisor to terminate or refuse to renew a franchise.

EMPLOYEES

    As of October 2, 1994, the Company employed approximately 4,559 persons, 98 of whom were corporate personnel and 274 of whom were field service or restaurant managers or trainees. The remaining employees were restaurant personnel, many of whom were part-time. Of the 98 corporate employees, 51 were in management positions and 47 were general office employees.

EXECUTIVE OFFICERS OF THE REGISTRANT

    The executive officers of the Company and their ages are as follows:

                                                                                          DIRECTOR
       NAME               AGE                      TITLE                                   SINCE
       ----               ---                      -----                                   -----
Aaron D. Spencer .........63                 Chairman, Chief Executive                     1979
                                             Officer and Director

Craig S. Miller ..........45                 President, Chief Operating                    1985
                                             Officer and Director

Robert M. Brown ..........47                 Senior Vice President-                        1987
                                             Finance, Chief Financial
                                             Officer, Treasurer and Director

Alan M. Fox ..............47                 Senior Vice President-                         --
                                             Purchasing, President-Uno
                                             Foods Inc.

William A. Gallucci ......63                 Senior Vice President-                         --
                                             Franchising

Thomas W. Gathers ........38                 Senior Vice President-                         --
                                             Human Resources and Training

Eugene I. Lee ............33                 Senior Vice President-                         --
                                             Operations

Damon M. Liever ..........40                 Senior Vice President-                         --
                                             Marketing


    The following is certain additional information concerning each executive officer of the Company. When used below, unless otherwise noted, positions held with the Company include positions held with the Company's predecessors.

    Mr. Spencer, the founder and Chief Executive Officer of the Company, has been Chairman since 1986 and previously served as the Company's President until 1986. Mr. Spencer has 29 years of experience in the restaurant industry and was the founder and owner of the predecessor of the Company which operated a chain of 24 Kentucky Fried Chicken franchised restaurants at the time the restaurants were sold.

    Mr. Miller has been President and Chief Operating Officer since 1986. From 1984 to 1986, he served as a Vice President and then Executive Vice President of the Company. Prior to joining the Company, Mr. Miller spent 11 years with the General Mills Inc. restaurant subsidiary, including four years in various executive capacities with Casa Gallardo Mexican restaurants and six years with the Red Lobster restaurant chain. Mr. Miller has a total of 27 years of experience in the restaurant industry.

    Mr. Brown has been Senior Vice President-Finance since 1988 and has served as Chief Financial Officer and Treasurer since 1987. From 1987 to 1988, he served as Vice President-Finance of the Company. From 1984 to 1987, Mr. Brown served as vice president, treasurer and chief financial officer of the waste management subsidiary of Genstar Corporation, and was employed by SCA Services, Inc. from 1980 to 1984, most recently as assistant controller. Mr. Brown is a certified public accountant and has worked in accounting and finance since 1969.

    Mr. Fox has been Senior Vice President-Purchasing since October 1990.
Also, since 1990, Mr. Fox has been President of Uno Foods Inc., the Company's subsidiary responsible for retail pizza distribution. Mr. Fox served as Senior Vice President-Purchasing and Development from 1989 to 1990, and served as Vice President of Purchasing from 1988 to 1989. Prior to joining the Company, from 1971 to 1988, Mr. Fox served as vice president-purchasing at Worcester Quality Foods, Inc. a wholesale food service distributor. Mr. Fox has a total of 23 years of experience in the restaurant and food service industries.

    Mr. Gallucci has been Senior Vice President-Franchising since October 1994. From 1988 to 1994, he served as Senior Vice President-Operations, and from 1985 to 1988, he served as Vice President-Operations of the Company. Prior to joining the Company, Mr. Gallucci served for 12 years with Magic Pan International, Inc. as a division operations vice president, and prior to that he was employed by Stouffer Corporation for 16 years. Mr. Gallucci has a total of 37 years of experience in the restaurant industry.

    Mr. Gathers has been Senior Vice President-Human Resources and Training since November 1992. Mr. Gathers served as Vice President-Human Resources and Training since August 1990. Prior to joining the Company, Mr. Gathers served in several senior training and development functions with the General Mills Inc. restaurant subsidiary from 1981 to 1990. Mr. Gathers has a total of 18 years of experience in the restaurant industry.

    Mr. Lee has been Senior Vice President-Operations since October 1994. From 1992 to 1994, he served as Vice President-Operations of the Company. From 1988, when he joined the Company, to 1992, Mr. Lee held several operations management positions. Prior to joining the Company, Mr. Lee served for 10 years with the York Steak House division of General Mills, Inc. as an area supervisor. Mr. Lee has a total of 16 years of experience in the restaurant industry.

    Mr. Liever has been Senior Vice President-Marketing since January 1994. From 1993 to 1994, he served as Vice President- Marketing of the Company.
Prior to joining the Company, Mr. Liever served as Vice President-Marketing for the Black-Eyed Pea restaurant division of Unigate PLC from 1991 to 1993. From 1981 to 1991 Mr. Liever held several senior marketing positions with Pepsico subsidiaries, including Frito-Lay and Taco Bell.

    Officers are elected by, and serve at the pleasure of, the Board of Directors.

    See also "ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT," "ITEM 11. EXECUTIVE COMPENSATION," "ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," and "ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."


ITEM 2.  PROPERTIES

    During January 1993, the Company began operation of a 30,000 square foot production plant that was purchased in Brockton, Massachusetts. The production plant produces frozen product for service aboard American Airlines flights, as well as fresh, refrigerated pizzas that are sold at deli counters in approximately 600 supermarkets in New England, New York, New Jersey, Pennsylvania and Ohio. This facility provides sufficient capacity to support double the level of sales achieved in fiscal 1994. See "ITEM 1. Consumer Product Business and Non-traditional Distribution Channels."

    Prior to fiscal 1992, all Company-owned restaurants were located in leased space. However, during fiscal 1992, the Company purchased real estate to develop new restaurants in Portland, Maine, Lynnfield, Massachusetts and Hyannis, Massachusetts; during fiscal 1993, in Orlando, Florida; during fiscal 1994 in Amherst, New York, and Paoli, Pennsylvania; and subsequent to the end of fiscal 1994, in Potomac, Virginia, and Schaumburg, Illinois. The Company also purchased during fiscal 1992 the real estate related to its three Chicago restaurants.

    The leases for Company-owned restaurants typically have initial terms of 15 years with certain renewal options and provide for a base rent plus real estate taxes, insurance and other expenses, plus additional percentage rents based on revenues of the restaurant. All of the Company's franchised restaurants are in space leased from parties unaffiliated with the Company, with the exception of one franchised restaurant which is subleased from the Company. Franchised restaurant leases typically have lease terms through the initial term of the franchise agreements.

    One of the Company-owned restaurants in Boston, Massachusetts is located on the first floor of a six-story office building owned by Aaron D. Spencer, Chairman and Chief Executive Officer of the Company. Mr. Spencer has leased the entire building to the Company pursuant to a five-year lease, ending on March 29, 1997, at a rent of $162,000 per year. The rent will be increased by 12% of the cost of any improvements to the building made by Mr. Spencer. The Company is responsible for all taxes, utilities, insurance, maintenance and repairs. The lease may be terminated by either the Company or Mr. Spencer upon six months prior notice. If Mr. Spencer or the Company terminates the lease, a new lease between the Company and Mr. Spencer relating only to the restaurant space of the building will become effective immediately. The new lease will have a five-year term with two five-year renewal options. Rent under the new lease will be 6.5% of total restaurant revenues but with a minimum rent, determined by independent appraisal, equal to the fair market rent at the time the new lease becomes effective. The Company currently sublets all but the restaurant space at rents which approximate the $162,000 annual rent that it is obligated to pay Mr. Spencer. Management believes that the terms of both the existing lease and the new lease which will become effective upon termination of the existing lease are comparable to those otherwise available in the real estate market.

    The Company's executive offices are located in two adjacent buildings in West Roxbury, Massachusetts. The first, a three-story building owned by Mr. Spencer, is leased to the Company pursuant to a five-year lease, commencing on March 30, 1987, with options to renew for two additional five-year periods.
Rent during the initial term of the lease was $30,000 per year.   Currently,
the first of the two five-year options has been exercised at a rate of $36,000 per year. During the final option period, rent will be equal to fair market rent, but may not be less than the rent under the lease during the immediately preceding term. The value of any leasehold improvements made by the Company will not be considered in determining fair market value rent. The Company added the third floor to the building. The Company is responsible for all taxes, utilities, insurance, maintenance and repairs. The second, a two-story building owned by Mr. Spencer's children, is also leased to the

Company pursuant to a 15 year lease commencing on February 1, 1990, with options to renew for three additional five-year periods. Rent during the first five years of the initial term of the lease is $106,800 per year, increasing to $128,160 per year for the next five years, and to $153,792 for the final five years of the initial term of the lease. The Company is responsible for all taxes, utilities, insurance, maintenance and repairs. Rent during any option period will be 120% of the rent for the prior term of the lease. Management believes that the terms of the leases for the two offices are as favorable as otherwise available in the real estate market. With the two buildings, the executive offices currently consist of approximately 25,000 square feet and house the Company's executive, administrative and clerical offices.


ITEM 3.  LEGAL PROCEEDINGS

    As of November 30, 1994, the Company was not a party to any material pending legal proceedings other than ordinary routine litigation incidental to the Company's business.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    None.


                                    PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

    The Company's Common Stock, $.01 par value, is listed on the New York Stock Exchange under the symbol "UNO." The table below sets forth the range of high and low sales prices on the New York Stock Exchange for the period from September 28, 1992 to October 2, 1994:

                                                  COMMON STOCK
                                                     PRICE
                                                  ------------
                                                  HIGH     LOW
                                                  ----     ---
FISCAL YEAR ENDED OCTOBER 3, 1993
- ---------------------------------

First Quarter                                     9 7/8   5 5/8
Second Quarter                                    8 5/8   6 1/4
Third Quarter                                     8 1/8   6 3/4
Fourth Quarter                                    9 5/8   7 3/8

FISCAL YEAR ENDED OCTOBER 2, 1994
- ---------------------------------

First Quarter                                    10 7/8   8 3/4
Second Quarter                                   10 5/8   8 1/8
Third Quarter                                    10 3/4   8 7/8
Fourth Quarter                                   13 5/8   9 7/8

NUMBER OF STOCKHOLDERS
         As of October 2, 1994, there were approximately 3,000 beneficial owners of the Company's Common Stock.

DIVIDENDS

         The Company has never paid any cash dividends on its Common Stock and for the foreseeable future intends to continue its policy of retaining earnings to finance the development and growth of the Company. The Board of Directors may reconsider this policy from time to time in light of conditions then existing, including the Company's earnings performance, financial condition and capital requirements. Pursuant to both the private placement in June 1990 of $10 million of senior, unsecured notes with a major insurance company, and a $50 million unsecured revolving and term credit agreement obtained in December 1994, the Company became subject to various financial and operating covenants, including limitations on the payment of cash dividends. The most restrictive limitations, in general, preclude the Company from paying cash dividends, if such payment, when aggregated with certain other payments, would exceed 35% of net income for the then most recent four-quarter period or would cause certain net tangible asset and debt ratios to be exceeded.

ITEM 6.  SELECTED FINANCIAL DATA

                                                                      Fiscal Year Ended
                                           --------------------------------------------------------------------------
                                             Oct. 2          Oct. 3         Sept. 27         Sept. 29        Sept. 30
                                              1994            1993            1992             1991            1990
                                             ------          ------         --------         --------        --------
                                                           (53 weeks)
                                                         (Amounts in thousands except per share data)
INCOME STATEMENT DATA:

REVENUES
 Restaurant sales ................         $112,674        $ 98,234         $77,500         $65,921         $50,593
 Consumer product sales...........            7,418           7,073           3,106           1,996           1,136
 Franchise income ................            3,973           3,638           3,507           3,408           2,962
                                           --------        --------         -------         -------         -------
                                            124,065         108,945          84,113          71,325          54,691

COSTS AND EXPENSES
 Cost of food and beverages ......           30,177          26,024          19,224          16,187          12,589
 Labor and benefits...............           36,935          32,990          24,912          21,017          15,438
 Occupancy costs..................           18,979          17,295          14,492          10,735           7,387
 Other operating costs............           10,751           9,166           9,638           5,013           2,981
 General and administrative.......            9,277           8,233           7,022           7,298           5,886
 Depreciation and amortization....            7,655           7,152           5,773           5,096           3,416
                                           --------        --------         -------         -------         -------
                                            113,774         100,860          81,061          65,346          47,697
                                           --------        --------         -------         -------         -------

OPERATING INCOME .................           10,291           8,085           3,052           5,979           6,994

OTHER INCOME (EXPENSE) ...........             (845)         (1,085)           (150)           (487)           (328)
                                           --------        --------         -------         -------         -------

INCOME BEFORE INCOME TAXES .......            9,446           7,000           2,902           5,492           6,666
 Provision for income taxes ......            3,690           2,837           1,140           2,337           2,846
                                           --------        --------         -------         -------         -------

NET INCOME .......................         $  5,756        $  4,163         $ 1,762         $ 3,155         $ 3,820
                                           ========        ========         =======         =======         =======

EARNINGS PER COMMON SHARE ........         $   0.63        $   0.46         $  0.19         $  0.37         $  0.48
                                           ========        ========         =======         =======         =======

WEIGHTED AVERAGE SHARES
  OUTSTANDING ....................            9,088           9,033           9,051           8,590           8,018
                                           ========        ========         =======         =======         =======

                                                                       Fiscal Year Ended
                                           --------------------------------------------------------------------------
                                              Oct. 2          Oct. 3          Sept. 27        Sept. 29       Sept. 30
                                               1994            1993             1992            1991           1990
                                              ------          ------          --------        --------       --------
                                                            (53 weeks)

                                                         (Amounts in thousands except number of restaurants)
BALANCE SHEET DATA:

Total assets .....................          $92,221         $74,735          $68,117         $61,260        $43,299
Long-term debt ...................           17,303           8,167           10,000          10,000         10,000
Capital lease obligations ........              820             472              474             476            477
Shareholders' equity .............           55,958          49,375           45,090          43,131         26,141

OPERATING DATA:

SYSTEM-WIDE SALES(a)
 Company-owned ...................         $110,272         $96,540          $77,226         $65,840        $50,695
 Franchised ......................           87,612          82,710           77,891          69,545         60,014
                                           --------        --------         --------        --------       --------

 TOTAL ...........................         $197,884        $179,250         $155,117        $135,385       $110,709
                                           ========        ========         ========        ========       ========

AVERAGE RESTAURANT SALES(a)
 Company-owned ...................           $1,886          $1,807           $1,786          $1,874         $2,037
 Franchised ......................            1,487           1,389            1,356           1,322          1,381

NUMBER OF RESTAURANTS
 Company-owned(b).................               66              57               51              40             33
 Franchised(c) ...................               61              58               59              55             47
                                           --------        --------         --------        --------       --------

 TOTAL AT YEAR END ...............              127             115              110              95             80
                                           ========        ========         ========        ========       ========

______________________

(a) Pizzeria Uno full-service restaurants only.
(b) Includes one Mexican restaurant and two quick-service Uno units in 1994; one Mexican restaurant and one quick-service Uno unit in 1993 and 1992; one steakhouse restaurant in 1991; and two steakhouse restaurants and two quick-service Uno units in 1990.
(c) Includes two quick-service Pizzeria Uno units in 1994 and one in 1991.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in the Company's income statements and operating data for the periods indicated:

                                                       52 Weeks           53 Weeks           52 Weeks
                                                        Ended               Ended              Ended
                                                       10/2/94             10/3/93            9/27/92
                                                       --------           --------           --------
REVENUES:
 Restaurant sales ...........................            90.8%              90.2%              92.1%
 Consumer product sales......................             6.0                6.5                3.7
 Franchise income ...........................             3.2                3.3                4.2
                                                        -----              -----              -----
  Total .....................................           100.0              100.0              100.0


COSTS AND EXPENSES:
 Cost of food & beverages (1) ...............            25.1               24.7               23.9
 Labor & benefits (1) .......................            30.8               31.3               30.9
 Occupancy costs (1) ........................            15.8               16.4               18.0
 Other operating costs (1) ..................             9.0                8.7               12.0
 General & administrative ...................             7.5                7.6                8.3
 Depreciation & amortization (1).............             6.4                6.8                7.2
                                                        -----              -----              -----

OPERATING INCOME ............................             8.3                7.4                3.7

OTHER EXPENSE ...............................             (.7)              (1.0)               (.2)
                                                        -----              -----              -----

INCOME BEFORE TAXES .........................             7.6                6.4                3.5
Provision for income taxes ..................             3.0                2.6                1.4
                                                        -----              -----              -----
NET INCOME ..................................             4.6%               3.8%               2.1%
                                                        =====              =====              =====

(1) Percentage of restaurant and consumer product sales

FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993

         Total revenue, which includes Company-owned restaurant sales, consumer product sales primarily through supermarkets and American Airlines, and franchise income, increased 14% to $124.1 million in fiscal 1994 from $108.9 million the prior year. Company-owned restaurant sales increased 15% to $112.7 million due primarily to a 9.4% increase in operating weeks of full-service restaurants resulting from the addition of eight restaurants. Revenue this year was higher also due to a 6.5% increase in comparable-store sales, which were stronger in each successive quarter this year, finishing up 7.4% for the second half of the year.

         Consumer product sales increased 5% to $7.4 million from $7.1 million in fiscal 1993. This year's sales growth was due to expanded sales of private label thin-crust pizzas to several supermarket chains in New England. Initial shipments of both refrigerated and frozen Pizzeria Uno brand pizzas have recently begun to new customers in New York, New Jersey, Pennsylvania and Ohio in order to expand our regional presence beyond New England.

         Franchise income, which includes royalty income and initial franchise fees, increased 9% to $4 million from $3.6 million last year. Royalty income increased 10% to $3.8 million due to an increase of 7.1% in average unit sales and the opening of four new restaurants, for a net addition of one (three units were purchased by the Company from a franchisee in fiscal 1994). Initial franchise fees totaled $150,000 compared to $147,500 in fiscal 1993.

         Operating income for fiscal year 1994 was up 27% to $10.3 million compared to $8.1 million for the previous year, as the operating profit margin increased to 8.3% from 7.4%.

         Cost of food and beverages as a percentage of sales increased to 25.1% from 24.7% in the prior year. This percentage cost increase primarily reflected changes in sales mix intended to enhance customers' value perception. Labor and benefits decreased slightly to 30.8% from 31.3% in the previous year, principally due to the leverage of higher unit sales. Occupancy costs, as a percent of sales, declined to 15.8% from 16.4% last year. The factors responsible for this improvement included the Company's purchase of several restaurant properties since fiscal 1992, and the operating leverage provided by the increase in comparable-store sales. Other operating costs remained relatively stable from year to year. General and administrative expenses, as well as depreciation and amortization expenses, continued to decline as a percent of total revenue, due principally to the leverage generated by the Company's strong sales growth.

         Other expense, net, declined to $845,000 from $1,085,000 in the previous year. The principal factor for this change was a gain of $312,000 on the sale of a restaurant in Orlando to a franchisee in fiscal 1994. The effective income tax rate declined to 39.1% from 40.5% in fiscal 1993. Fiscal 1994's rate was lower due primarily to the FICA tip credit, which was effective on January 1, 1994.

FISCAL YEAR 1993 COMPARED TO FISCAL YEAR 1992

         Total revenue increased 30% to $108.9 million for fiscal 1993 from $84.1 million in 1992. Company-owned restaurant sales increased 27% to $98.2 million due to a 24% increase in operating weeks of full-service restaurants resulting from the addition of six new restaurants. Average annual sales, which includes all units, were up 1.1% over 1992, and comparable-store sales declined slightly by .4%. Comparable-store sales trends turned positive in April 1993 and, for the last two quarters of fiscal 1993, were up 1.6% and 4.2%, respectively.

         Consumer product sales increased 128% to $7.1 million from $3.1 million in fiscal 1992. The growth of this business was due principally to the new channels of distribution that were added. Specifically, a major contract with American Airlines, and penetration into the New York metropolitan area were responsible for the rapid expansion of this business. Also, shipments were initiated to new customers in Pennsylvania and New Jersey. A new production facility opened in January 1993, and additional capacity was added in fiscal 1993 to support this continued growth.

         Franchise income, which includes royalty income and initial franchise fees, increased 4% to $3.6 million from $3.5 million in fiscal 1992. Royalty income increased 6% to $3.5 million due to a 6% increase in operating weeks resulting from the opening of three new restaurants. Initial franchise fees totaled $147,500 compared to $220,000 in fiscal 1992 due to fewer new franchise openings.

         Operating income for fiscal year 1993 was $8.1 million compared to $3.1 million for the previous year. The 1992 results included a one-time pre-tax charge of $2.5 million related to the closure of two restaurants. Operating income rose 45% for fiscal 1993, and operating margins improved to 7.4% from 6.6% in fiscal 1992 (before the $2.5 million pre-tax charge).

         Cost of food and beverages as a percentage of sales increased to 24.7% from 23.9% in the prior year. This increase in part reflected changes in menu products intended to enhance customers' value perception. Labor and benefits increased slightly to 31.3% from 30.9% in the previous year, principally due to the addition of an additional manager in certain units to enhance customer service. Occupancy costs, as a percent of restaurant sales, declined to 16.4% from 18%. The factors responsible for this improvement included the Company's purchase of several restaurant properties in fiscal years 1992 and 1993, and the operating leverage provided by the substantial sales growth of the consumer products business. Other operating costs remained relatively stable from year to year after adjusting for the one-time charge associated with the store closure provision previously mentioned. Administrative expenses as well as depreciation and amortization charges continued to decline as a percent of total revenue, due principally to the leverage generated by the Company's strong sales growth.

         Other expense, net, increased to $1,085,000 from $150,000 in the previous year. The principal factors for this change were increased interest costs and a decline in investment income as the company financed its growth in 1993 through the use of its available cash and partial use of its revolving credit facility. The effective income tax rate was 40.5% compared to 39.3% in fiscal 1992. Fiscal 1992's rate was lower due to the benefit of tax-exempt interest income.

LIQUIDITY AND SOURCES OF CAPITAL

         Capital expenditures of $24 million during fiscal year 1994 were funded by cash flow from operations and partial use of the Company's revolving credit facility. In December 1994, the Company obtained a $50 million unsecured revolving credit facility to replace its then existing $20 million credit line. The new revolving credit facility will convert to a three year term loan in December 1997, and advances under this agreement will accrue interest at the bank's prime rate, or alternatively, 125 basis points above LIBOR. Company management believes that sufficient cash will be available from operations and its revolving credit facility to finance development plans for the foreseeable future and to fund its remaining principal payments under its senior note agreement of $3.3 million each due in June 1995 and 1996.

         The Company is currently obligated under 78 leases, including 75 leases for Company-owned restaurants, two leases for its executive offices, and a lease for an office building containing one of its restaurants.


IMPACT OF INFLATION

         Inflation has not been a major factor in the Company's business for the last several years. Menu prices have been adjusted for increases in food and labor costs when appropriate. However, there can be no assurance that this will continue.

SEASONALITY

         The Company's results of operations have not been materially affected by seasonality.


ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The financial statements and supplementary data are listed under Part IV, Item 14 in this Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

                                    PART III


ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

         The information required by this Item 10 is hereby incorporated by reference to the text appearing under Part I, Item 1 - Business, under the caption "Executive Officers of the Registrant" at page 11 of this Report, and by reference to the Company's definitive Proxy Statement which is expected to be filed by the Company within 120 days after the close of its fiscal year.


ITEM 11.  EXECUTIVE COMPENSATION

         The information required by this Item 11 is hereby incorporated by reference to the Company's definitive Proxy Statement which is expected to be filed by the Company within 120 days after the close of its fiscal year.


ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The information required by this Item 12 is hereby incorporated by reference to the Company's definitive Proxy Statement which is expected to be filed by the Company within 120 days after the close of its fiscal year.


ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The information required by this Item 13 is hereby incorporated by reference to the Company's definitive Proxy Statement which is expected to be filed by the Company within 120 days after the close of its fiscal year.


                                    PART IV


ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(A) 1.  INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
           Report of Independent Auditors ..........................        29
           Consolidated Balance Sheets -- October 2, 1994 and
            October 3, 1993 ........................................        30
           Statements of Consolidated Income -- Years ended
            October 2, 1994, October 3, 1993, and
            September 27, 1992 .....................................        31
           Statements of Consolidated Shareholders' Equity --
            Years ended October 2, 1994, October 3, 1993, and
            September 27, 1992 .....................................        32
           Statements of Consolidated Cash Flows -- Years ended
            October 2, 1994, October 3, 1993 and
            September 27, 1992 .....................................        33
           Notes to Consolidated Financial Statements ..............        34

    2.  FINANCIAL STATEMENT SCHEDULES

                   All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

    3.  EXHIBITS

           (3)     Articles of Incorporation and By-laws.

           (a) Restated Certificate of Incorporation filed as Exhibit 3.1 to Registration Statement on Form S-1 (Registration No. 33-13100) (the "1987 Registration Statement").*

           (b)     By-laws filed as Exhibit 3.2 to the 1987 Registration
                   Statement.*

           (4) Instruments Defining the Rights of Security Holders, including Indentures.

           (a) Specimen Certificate of Common Stock filed as Exhibit 4(a) to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 1991 (the "1991 Annual Report on Form 10- K.")*

           (b) Note Purchase Agreement dated as of June 1, 1990 between the Company, Uno Restaurants, Inc., Connecticut General Life Insurance Company, CIGNA Property and Casualty Insurance Company on behalf of one or more separate accounts, Insurance Company of North America and Life Insurance Company of North America, filed as Exhibit 4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 1990,* and First Amendment to Note Purchase Agreement dated as of July 31, 1991, filed as Exhibit 4(b) to the 1991 Annual Report on Form 10-K,* and Second Amendment to Note Purchase Agreement dated as of April 30, 1992, filed as Exhibit 4(b) to the 1992 Annual Report on Form 10-K,* and Third Amendment to Note Purchase Agreement dated as of February 15, 1993, filed as
                   Exhibit 4(b) to the 1993 Annual Report on Form 10-K.*

           (10)    Material Contracts.

           (a) Lease between the Company and Aaron D. Spencer dated March 30, 1987 for premises in West Roxbury, Massachusetts, filed as Exhibit 10.2 to the 1987 Registration Statement.*

           (b) Lease between the Company and Aaron D. Spencer dated March 30, 1987 for premises in Boston, Massachusetts, filed as
                   Exhibit 10.3 to the 1987 Registration Statement.*

           (c) Lease between Uno Restaurants, Inc. and Lisa S. Cohen and Mark N. Spencer dated February 1, 1990 for premises in West Roxbury, Massachusetts, filed as Exhibit 10(d) to the Company's Annual

        Report on Form 10-K for the fiscal year ended September 30, 1990 (the "1990 Annual Report on Form 10-K").*

(d)     Form of Franchise Agreement and Area Franchise Agreement, filed as
        Exhibit 10.5 to the Registration Statement on Form S-2 (Registration No. 33-38944) (the "1991 Registration Statement"*).

(e)     Uno Restaurant Corporation 1987 Employee Stock Option Plan, filed as
        Exhibit 10.5 to the 1987 Registration Statement,* and the Uno Restaurant Corporation 1987 Employee Stock Option Plan, As Amended, filed as Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders held on February 22, 1994.*

(f) Uno Restaurant Corporation 1989 Non-Qualified Stock Option Plan for Non-Employee Directors, filed as Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders held on February 7, 1990.*

(g) Uno Restaurant Corporation 1993 Non-Qualified Stock Option Plan for Non-Employee Directors, filed as Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders held on March 2, 1993.*

(h) Form of Indemnification Agreement between the Company and its Directors filed as Exhibit 10.6 to the 1987 Registration Statement.* **

(i) $5,000,000 Revolving and Term Loan and Guaranty Agreement dated as of August 24, 1988 among Uno Restaurants, Inc. as Borrower, Uno Restaurant Corporation as Guarantor, Pizzeria Uno Corporation as Guarantor and Bank of New England, N.A. as Lender (without exhibits) filed as Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 1988.*

(j) Uno Buena Vista Associates Joint Venture Agreement dated March 8, 1991 between Pizzeria Uno of Buena Vista, Inc. and Grayborn Buena Vista, Inc., filed as Exhibit 10(k) to the 1991 Annual Report on Form 10-K.*

(k) Variable Royalty Plan for Franchises, filed as Exhibit 10(l) to the 1991 Annual Report on Form 10- K.*

(l)     Stock Purchase Agreement dated September 22, 1992 by and among Florence
        D. Sewell, the Estate of Ike Sewell, Deceased, and Uno Restaurants, Inc., filed as Exhibit 10(m) to the 1992 Annual Report on Form 10-K.*

(m) Agreement dated November 17, 1992 by and between Uno Restaurants, Inc., Jeffrey H. Grayson, and Pizzeria Uno Corporation, filed as Exhibit 10(n) to the 1992 Annual Report on Form 10-K.*

         (n) $10,000,000 Revolving Credit and Guaranty Agreement dated as of December 7, 1992 by and among Uno Restaurants, Inc., as Borrower, Uno Foods Inc., Pizzeria Uno Corporation, Uno Holding Company and Uno Restaurant Corporation, collectively as the Loan Parties, and Fleet Bank of Massachusetts, N.A. as Lender (without exhibits) filed as Exhibit 10(o) to the 1992 Annual Report on Form 10-K.*

         (o) $20,000,000 Amended Revolving Credit and Guaranty Agreement dated as of May 31, 1994 by and among Uno Restaurants, Inc., as Borrower, Uno Foods Inc., Pizzeria Uno Corporation, Uno Holding Company and Uno Restaurant Corporation, collectively as the Loan Parties, and Fleet Bank of Massachusetts, N.A. as Lender (without exhibits).

         (p) $50,000,000 Revolving Credit and Term Loan Agreement dated as of December 9, 1994 by and among Uno Restaurants, Inc., as Borrower, Uno Foods Inc., Pizzeria Uno Corporation, URC Holding Company, Inc. and Uno Restaurant Corporation, as Guarantors, and Fleet Bank of Massachusetts, N.A. as Agent (without exhibits).

         (q) Asset Purchase Agreement dated September 1, 1994, by and among Bay Street Restaurants, Inc., Bay Street of Philadelphia, Pennsylvania, Inc., Bay Street of Woodbridge, New Jersey, Inc., Bay Street of Schaumburg, Illinois, Inc. and Bay Street Services, Inc. (collectively, the "Seller"), and UNO Bay, Inc., B.S. of Woodbridge, Inc., B.S. of Schaumburg, Inc. and B.S. Intangible Asset Corp. (collectively, the "Purchaser").

         (r) Change in Control Protection Agreements dated January 6, 1994 between Uno Restaurant Corporation and each of its named executive officers, Mr. Spencer, Mr. Miller, Mr. Brown, Mr. Fox and Mr. Gallucci.**

         (s) Master Lease-Purchase Agreement between ORIX Credit Alliance, Inc., as Lessor, and Massachusetts Industrial Finance Agency, as Lessee, dated April 19, 1994, and Master Sublease-Purchase Agreement between Massachusetts Industrial Finance Agency, as Sublessor, and Uno Foods, Inc. as Sublessee, dated April 19, 1994.

         (11)    Statement Re: Computation of Per Share Earnings

         (21)    Subsidiaries of the Registrant

         (23)    Consent of Ernst & Young LLP, Independent Auditors

________________________
* In accordance with Rule 12b-23 and Rule 12b-32 under the Securities Exchange Act of 1934, as amended, reference is made to the documents previously filed with the Securities and Exchange Commission, which documents are hereby incorporated by reference.

** Management Contract

(b)      REPORTS ON FORM 8-K

         During the fiscal quarter ended October 2, 1994, the Company did not file any Current Reports on Form 8-K.

                                   SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)              Uno Restaurant Corporation
              ------------------------------------------------------------------

By (Signature and Title)         /s/ Robert M. Brown
                                 -----------------------------------------------
                                 Robert M. Brown, Senior Vice President
Date  December 22, 1994
      -----------------

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

By (Signature and Title)         /s/ Aaron D. Spencer
                                 -----------------------------------------------
                                 Aaron D. Spencer, Chairman, Chief Executive
                                 Officer and Director
Date  December 22, 1994
      -----------------

By (Signature and Title)         /s/ Craig S. Miller
                                 -----------------------------------------------
                                 Craig S. Miller, President, Chief Operating
                                 Officer and Director
Date  December 22, 1994
      -----------------

By (Signature and Title)         /s/ Robert M. Brown
                                 -----------------------------------------------
                                 Robert M. Brown, Treasurer, Senior Vice
                                 President-Finance, Chief Financial Officer
                                 and Director
Date  December 22, 1994
      -----------------

By (Signature and Title)         /s/ John T. Gerlach
                                 -----------------------------------------------
                                 John T. Gerlach, Director
Date  December 22, 1994
      -----------------

By (Signature and Title)         /s/ E. Robert Kinney
                                 -----------------------------------------------
                                 E. Robert Kinney, Director
Date  December 22, 1994
      -----------------

By (Signature and Title)         /s/ S. James Coppersmith
                                 -----------------------------------------------
                                 S. James Coppersmith, Director
Date  December 22, 1994
      -----------------

By (Signature and Title)         /s/ Stephen J. Sweeney
                                 -----------------------------------------------
                                 Stephen J. Sweeney, Director
Date  December 22, 1994
      -----------------

[LOGO ERNST & YOUNG LLP]        200 Clarendon Street         Phone: 617 266 2000
                                Boston
                                Massachusetts 02116-5072





                         Report of Independent Auditors


The Board of Directors
Uno Restaurant Corporation


We have audited the accompanying consolidated balance sheets of Uno Restaurant Corporation and subsidiaries as of October 2, 1994 and October 3, 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 2, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Uno Restaurant Corporation and subsidiaries at October 2, 1994 and October 3, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 2, 1994, in conformity with generally accepted accounting principles.

                                               /s/ ERNEST & YOUNG LLP
                                               ------------------------------
                                                   ERNST & YOUNG LLP

November 1, 1994, except for
 Note 13, as to which the date is
 November 15, 1994

                  Uno Restaurant Corporation and Subsidiaries

                          Consolidated Balance Sheets


                                                         OCTOBER 2         OCTOBER 3
                                                           1994              1993
                                                         ---------------------------
                                                                (In Thousands)
ASSETS
Current assets:
  Cash and cash equivalents                              $   961            $   998
  Royalties receivable                                       553                476
  Consumer product receivable                                473                496
  Inventory                                                1,744              1,315
  Deferred pre-opening costs                                 568                483
  Deferred income taxes                                      139                807
  Prepaid expenses and other current assets                1,600              1,722
                                                         --------------------------
Total current assets                                       6,038              6,297

Property, equipment and leasehold improvements, net       80,057             65,509

Deferred income taxes                                      1,303              1,182

Other assets:
  Deposit (Note 2)                                         3,000
  Liquor licenses and other assets                         1,336              1,179
  Royalty fee, net                                           487                568
                                                         --------------------------
                                                           4,823              1,747


                                                         --------------------------
                                                         $92,221            $74,735
                                                         ==========================

                                                         OCTOBER 2         OCTOBER 3
                                                           1994              1993
                                                         ----------------------------
                                                         (Dollar Amounts in Thousands
                                                            Except Per Share Data)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                       $ 5,006           $ 4,600
  Accrued expenses                                         4,064             4,167
  Accrued compensation and taxes                           2,357             1,541
  Income taxes payable                                       654               883
  Current portion of long-term debt and capital lease
    obligations                                            3,400             3,333
                                                         -------------------------
Total current liabilities                                 15,481            14,524

Long-term debt, net of current portion                    17,303             8,167
Capital lease obligations                                    820               472
Deferred rent                                              2,659             2,197

Shareholders' Equity:
  Perferred Stock, $1.00 par value, 1,000,000 shares
    authorized, no shares issued or outstanding
  Common Stock, $.01 par value, 12,000,000 shares
    authorized, 9,072,499 shares in 1994 and 8,976,418
    shares in 1993 issued and outstanding                     91                90
  Additional paid-in capital                              30,613            29,787
  Retained earnings                                       25,254            19,498
                                                         -------------------------
Total shareholders' equity                                55,958            49,375
                                                         -------------------------

                                                         $99,221           $74,735
                                                         =========================

See accompanying notes

                        Uno Restaurant Corporation and Subsidiaries

                           Statements of ConsOlidated Income



                                                             YEAR ENDED
                                               ------------------------------------------
                                               OCTOBER 2      OCTOBER 3      SEPTEMBER 27
                                                1994            1993             1992
                                               ------------------------------------------
                                                                (53 WEEKS)
                                                       (Amounts in Thousands Except
                                                             Per Share  Data)
Revenues:
 Restaurant sales                               $112,674       $ 98,234           $77,500
 Consumer product sales                            7,418          7,073             3,106
 Franchise income                                  3,973          3,638             3,507
                                               ------------------------------------------
                                                 124,065        108,945            84,113

Costs and expenses:
 Cost of food and beverages                       30,177         26,024            19,224
 Labor and benefits                               36,935         32,990            24,912
 Occupancy costs                                  18,979         17,295            14,492
 Other operating costs                            10,751          9,166             9,638
 General and administrative                        9,277          8,233             7,022
 Depreciation and amortization                     7,655          7,152             5,773
                                               ------------------------------------------
                                                 113,774        100,860            81,061
                                               ------------------------------------------
 Operating income                                 10,291          8,085             3,052

Other income (expense):
 Interest expense                                 (1,147)        (1,077)             (783)
 Other income (expense)                              302             (8)              633
                                               ------------------------------------------
                                                    (845)        (1,085)             (150)
                                               ------------------------------------------
 Income before income taxes                        9,446          7,000             2,902

 Provision for income taxes                        3,690          2,837             1,140
                                               ------------------------------------------

 Net income                                     $  5,756       $  4,163           $ 1,762
                                               ==========================================

 Earnings per common share                      $    .63       $    .46           $   .19
                                               ==========================================
Weighted average number of common
 shares                                            9,088          9,033             9,051
                                               ==========================================

See accompanying notes.

                                       -3l-

                 Uno Restaurant Corporation and Subsidiaries

               Statements of Consolidated Shareholders' Equity


                                           COMMON STOCK      ADDITIONAL
                                        -----------------    PAID-IN     RETAINED     TREASURY
                                        SHARES     AMOUNT    CAPITAL     EARNINGS      STOCK       TOTAL
                                        -----------------------------------------------------------------
                                                            (Amounts in Thousands)
Balance at September 30, 1991           8,939        $89      $29,548     $13,573       $(79)     $43,131
 Net income                                                                 1,762                   1,762
 Exercise of stock options                 25          1          129                                 130
 Tax benefit from exercise of
  non-qualified stock options                                      67                                  67
                                        -----------------------------------------------------------------
Balance at September 27, 1992           8,964         90       29,744      15,335        (79)      45,090
 Net income                                                                 4,163                   4,163
 Exercise of stock options                 12                      20                     79           99
 Tax benefit from exercise of
  non-qualified stock options                                      23                                  23
                                        -----------------------------------------------------------------
Balance at October 3, 1993              8,976         90       29,787      19,498          0       49,375
 Net income                                                                 5,756                   5,756
 Exercise of stock options                 96          1          712                                 713
 Tax benefit from exercise of
  non-qualified stock options                                     114                                 114
                                        -----------------------------------------------------------------

Balance at October 2, 1994              9,072        $91      $30,613     $25,254       $  0      $55,958
                                        =================================================================

See accompanying notes.

                   Uno Restaurant Corporation and Subsidiaries

                      Statements of Consolidated Cash Flows

                                                                       YEAR ENDED
                                                        ---------------------------------------
                                                         OCTOBER 2    OCTOBER 3    SEPTEMBER 27
                                                           1994          1993          1992
                                                        ---------------------------------------
                                                                        (53 WEEKS)
                                                                      (In Thousands)
OPERATING ACTIVITIES
Net income                                              $  5,756      $  4,163      $  1,762
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation and amortization                           7,765         7,235         5,874
   Deferred income taxes                                     547          (424)       (1,968)
   Provision for deferred rent                               462           735         1,050
   Gain on disposal of equipment                            (321)          (82)          (47)
   Loss on closure of restaurants                                                      2,500
   Changes in operating assets and liabilities, net
    of effects of purchase of business:
      Royalties receivable                                   (77)          (55)          139
      Inventory                                             (429)         (127)         (283)
      Prepaid expenses and other assets                     (960)       (1,629)       (1,108)
      Accounts payable and accrued expenses                1,948           794         1,041
      Income taxes payable                                  (229)          377            68
                                                        ------------------------------------
Net cash provided by operating activities                 14,462        10,987         9,028

INVESTING ACTIVITIES
Additions to property, equipment and leasehold
 improvements                                            (22,170)      (12,460)      (18,731)
Proceeds from sale of fixed assets                         2,529           483           303
Increase in deposit                                       (3,000)
Purchase of business, net of cash acquired                (1,800)          108        (2,744)
Sale of marketable securities                                                         11,829
Net advances to unconsolidated subsidiary                                               (547)
                                                        ------------------------------------
Net cash used in investing activities                    (24,441)      (11,869)       (9,890)

FINANCING ACTIVITIES
Proceeds from long-term debt                              39,895        31,735        11,595
Principal payments on long-term debt and capital
 lease obligations                                       (30,780)      (30,417)      (11,417)
Exercise of stock options                                    827           122           197
                                                        ------------------------------------
Net cash provided by financing activities                  9,942         1,440           375

Increase (decrease) in cash and cash equivalents             (37)          558          (487)
Cash and cash equivalents at beginning of period             998           440           927
                                                        ------------------------------------

Cash and cash equivalents at end of period              $    961      $    998      $    440
                                                        ====================================

See accompanying notes.

                   Uno Restaurant Corporation and Subsidiaries

                   Notes to Consolidated Financial Statements

                                 October 2, 1994



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Uno Restaurant Corporation and its wholly-owned subsidiaries (the Company). All intercompany accounts and transactions have been eliminated in consolidation. The Company operates and franchises restaurants primarily in the Northeast, Mid-Atlantic and Midwest United States.

FISCAL YEAR

The Company's fiscal year ends on the close of business on the Sunday closest to September 30 in each year. The fiscal year ended October 3, 1993 included 53 weeks of operations.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

INVENTORY

Inventory, which consists of food, beverages and store supplies, is stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are recorded at cost. The Company provides for depreciation of buildings and equipment over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease using the straight-line method.

                   Uno Restaurant Corporation and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION--FRANCHISE FEES

The Company defers franchise fees until the franchisee opens the restaurant and all services have been substantially performed; at that time, the entire amount of the fee is recorded as income. Royalty income is recorded as earned based on rates provided by the respective franchise agreements. Expenses related to franchise activities amounted to approximately $1,427,000, $1,210,000 and $1,506,000 in fiscal years 1994, 1993 and 1992, respectively.

A summary of franchise unit activity is as follows:

                                                                YEAR ENDED
                                                  --------------------------------------
                                                   OCTOBER 2   OCTOBER 3   SEPTEMBER 27
                                                      1994       1993         1992
                                                  --------------------------------------
Units operating at beginning of year                   58         59           55
Units opened                                            5          3            8
Units closed                                           (1)        (2)          (4)
Units converted to Company-owned units                 (3)        (2)
                                                  --------------------------------------

Units operating at end of year                         59         58           59
                                                  ======================================

PRE-OPENING COSTS

Costs relating to the opening of new restaurants are deferred until the restaurants open and are amortized over 12 months from that point using the straight-line method.

INCOME TAXES

In fiscal year 1994, deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities for which income tax benefits and obligations will be realized in future years. In fiscal years 1993 and 1992, the provision for deferred income taxes represents the tax effect of differences in the timing of income and expense recognition for tax and financial statement purposes.
(See Note 10).

                   Uno Restaurant Corporation and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EARNINGS PER SHARE

Earnings per share amounts are calculated based upon the weighted average number of shares outstanding, giving effect to the dilutive effect of stock options.

RECLASSIFICATIONS

Certain amounts in the accompanying 1993 and 1992 financial statements have been reclassified to permit comparison with 1994.

2. BUSINESS ACQUISITIONS AND DISPOSITIONS

Effective December 10, 1993, the Company acquired the leasehold improvements and equipment of three franchised restaurants in Connecticut. Effective August 1, 1992, the Company purchased all of the outstanding shares of the original Pizzeria Uno, Pizzeria Due and Su Casa restaurants and properties in Chicago. The agreement also includes the rights to future development in the Illinois market.

These acquisitions have been accounted for under the purchase method of accounting. The results of operations of the acquired companies prior to the dates of acquisition would not have a material impact on the consolidated results of operations in fiscal years 1994, 1993 and 1992.

In September 1994, the Company entered into an agreement with Bay Street Restaurants, Inc. to purchase the net assets of three restaurants located in Illinois, New Jersey and Pennsylvania. The arrangement is subject to the satisfaction of certain governmental licensing requirements, and accordingly, the aggregate purchase price has been recorded as a refundable deposit as of October 2, 1994.

On November 8, 1993, the Company sold to a franchisee for $2,500,000 a Pizzeria Uno restaurant in Lake Buena Vista, Florida and recorded a gain of $312,000, which has been included in other income. The Company acquired full ownership of its previous joint venture during fiscal year 1993 by paying cash of $45,000 and assuming liabilities in the amount of $2,500,000.

                   Uno Restaurant Corporation and Subsidiaries

3. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements consist of the following:

                                                           OCTOBER 2    OCTOBER 3
                                                             1994          1993
                                                           ----------------------
                                                               (In Thousands)
Land                                                       $  7,601      $ 5,030
Buildings                                                     9,729        6,954
Equipment                                                    31,797       24,410
Leasehold improvements                                       55,657       50,019
Construction in progress                                      2,870          690
                                                           ----------------------
                                                            107,654       87,103
Less allowances for depreciation and amortization            27,597       21,594
                                                           ----------------------

                                                           $ 80,057      $65,509
                                                           ======================

4. RELATED-PARTY TRANSACTIONS

The Company leases three buildings from its principal shareholder for a restaurant and for corporate office space. Rent expense in the amounts of $442,000, $446,000 and $436,000 was charged to operations in fiscal years 1994, 1993 and 1992, respectively. The Company believes that the terms of these leases approximate fair rental value.

The Company's President and his brother own and operate three franchised restaurants. Additionally, the Chairman of the Company owns a 50% interest in a franchised pizza bakery, and one of the directors of the Company has a partnership interest in a franchised restaurant. These franchisees pay royalties to the Company under standard franchise agreements, with the exception of the pizza bakery, which is being operated as a test concept, and as a result, is not currently being charged royalties. Royalties waived for the pizza bakery were $14,000 and $3,000 in fiscal years 1994 and 1993, respectively.

5. LEASES

The Company conducts the majority of its operations in leased facilities, which are accounted for as capital or operating leases. The leases typically provide for a base rent plus real estate taxes, insurance and other expenses, plus additional contingent rent based upon revenues of the restaurant. Contingent rent amounted to $981,000, $842,000 and $916,000 in fiscal years 1994, 1993 and
1992, respectively.

                  Uno Restaurant Corporation and Subsidiaries

5.  LEASES (CONTINUED)

At October 2, 1994, the minimum rental commitments under all noncancelable capital and operating leases with initial or remaining terms of more than one year are as follows:

                                                            OPERATING         CAPITAL
Year                                                         LEASES           LEASES
- ----                                                        --------------------------
                                                                  (In Thousands)

1995                                                         $  7,485           $  130
1996                                                            7,569              130
1997                                                            7,769              130
1998                                                            7,671              130
1999                                                            7,479              130
Thereafter                                                     73,801            1,385
                                                             -------------------------
                                                             $111,774            2,035
                                                             ========
Less amount representing interest                                                1,148
                                                                          ------------
Present value of net minimum lease payments                                        887
Less current portion of obligation under capital leases                             67
                                                                          ------------
Long-term obligation under capital leases                                       $  820
                                                                          ============

Total expenses for all leases were as follows:

                                                             CAPITAL
                                           CAPITAL LEASE   LEASE ASSET      OPERATING
Year                                         INTEREST      AMORTIZATION   LEASE RENTALS
- ----                                       --------------------------------------------
                                                          (In Thousands)

1994                                           $51            $58        $10,193
1993                                            41             44          9,337
1992                                            40             44          8,149

Certain operating lease agreements contain free rent inducements and scheduled rent increases which are being amortized over the terms of the agreements, ranging from 15 to 20 years, using the straight-line method.

                  Uno Restaurant Corporation and Subsidiaries

6.  FINANCING ARRANGEMENTS

Long-term debt consists of the following:

                                                           OCTOBER 2       OCTOBER 3
                                                              1994            1993
                                                           -------------------------
                                                                (In Thousands)

10.22% senior notes payable to Cigna Insurance
  Company in three annual installments of $3,333,
  beginning June 1, 1994                                     $ 6,667         $10,000

Revolving credit and note agreement,
  payable on June 1, 1997                                     13,969           1,500
                                                            ------------------------
                                                             20,636           11,500
Less current portion                                          3,333            3,333
                                                            ------------------------
                                                            $17,303          $ 8,167
                                                            ========================

The note agreements contain certain financial and operating covenants, including maintenance of certain levels of net worth and income.

During 1994, the Company expanded its $10,000,000 unsecured revolving line of credit and note agreement to $20,000,000, expiring on June 1, 1997. The Company is entitled to borrow at its discretion amounts which accrue interest at the LIBOR rate plus 125 basis points or at the prime rate plus 1/4%. At October 2, 1994, borrowings of $8,500,000 accrue interest at 6.125% (LIBOR rate plus 125 basis points) and borrowings of $5,469,000 accrue interest at 8% (prime rate plus 1/4%). At October 2, 1994, $6,031,000 was available to the Company for borrowing under this agreement. A commitment fee, which ranges from .375% to .5%, is accrued on unused borrowings under the credit agreement.

Annual principal maturities of long-term debt are as follows (in thousands):

                     Year
                     ----
                     1995             $ 3,333
                     1996               3,334
                     1997              13,969
                                      -------
                                      $20,636
                                      =======

                  Uno Restaurant Corporation and Subsidiaries

6.  FINANCING ARRANGEMENTS (CONTINUED)

The Company made cash payments of interest of $1,465,000, $1,219,000 and $1,091,000 during fiscal years 1994, 1993 and 1992, respectively. The Company capitalized interest during the construction period of newly constructed restaurants amounting to $228,000 in fiscal year 1994, $186,000 in fiscal year 1993 and $329,000 in fiscal year 1992 and included those amounts in leasehold improvements.

The Company provides certain limited lease financing to qualified franchisees through an agreement with an unaffiliated finance company. The Company's maximum guarantee under the agreement was $2,100,000 at October 2, 1994.

The Company has also guaranteed up to a maximum of $447,000 of future lease payments in the event of default by specific franchisees.

The Company has an outstanding letter of credit in the amount of $150,000 at October 2, 1994, which expires in fiscal year 1996.

7.  PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

                                                               OCTOBER 2       OCTOBER 3
                                                                 1994            1993
                                                            -------------------------------
                                                                    (In Thousands)

Prepaid expenses                                                $  694           $  434
Insurance refunds receivable                                       296              730
Other accounts receivable                                          610              558
                                                            -------------------------------

                                                                $1,600           $1,722
                                                            ===============================

                  Uno Restaurant Corporation and Subsidiaries

8.  ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                                 OCTOBER 2        OCTOBER 3
                                                                   1994             1993
                                                              -------------------------------
                                                                      (In Thousands)

Accrued rent                                                     $1,380           $1,136
Accrued utilities                                                   486              289
Accrual for loss on closure of restaurants                          588            1,418
Accrued group insurance                                             252              209
Accrued interest                                                    223              333
Other                                                             1,135              782
                                                              -------------------------------

                                                                 $4,064           $4,167
                                                              ===============================


9.  EMPLOYEE BENEFIT PLANS

The Company maintains an Employee Stock Ownership Plan (ESOP) and a 401(k) Savings Plan (Savings Plan) for all of its eligible employees. Contributions to the ESOP are discretionary and are allocated among all employees based upon the participants' compensation. The Savings Plan is maintained in accordance with the provisions of Section 401(k) of the Internal Revenue Code and allows all employees with at least six months of service to make annual tax-deferred voluntary contributions up to 15% of their salary. The Company may match 25% of the first 2% and 10% of the next 4% of the employees' contributions. Total contributions made to the plans were $110,000, $25,000 and $25,000 in fiscal years 1994, 1993 and 1992, respectively.

Effective October 1, 1994, the Company adopted a Deferred Compensation Plan which allows officers to defer a portion of their compensation. Annual deferral amounts are limited to 20% of the participant's income. Deferred compensation expense in the amount of $265,000 was recorded in fiscal year 1994.

                  Uno Restaurant Corporation and Subsidiaries

10. INCOME TAXES

Effective October 4, 1993, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 109 (Statement 109). Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

As permitted by Statement 109, the Company has elected not to restate the financial statements of any prior years. The effect of the change on net income for fiscal 1993, as well as the cumulative effect, was not material.

Deferred taxes are attributable to the following temporary differences at October 2, 1994 (In Thousands).


DEFERRED TAX ASSETS:
 Deferred rent                                                 $1,087
 Depreciation                                                     350
 Accrued expenses                                                 277
 Franchise fees                                                   101
 Other                                                            473
                                                               ------
 Total deferred tax assets                                      2,288

DEFERRED TAX LIABILITIES:
 Deferred pre-opening costs                                       313
 Prepaid insurance                                                172
 Royalty fee                                                       92
 Other                                                            269
                                                               ------
 Total deferred tax liabilities                                   846
                                                               ------

 NET DEFERRED TAX ASSETS                                       $1,442
                                                               ======



                  Uno Restaurant Corporation and Subsidiaries

10. INCOME TAXES (CONTINUED)

The provision (credit) for income taxes consisted of the following:

                               LIABILITY
                                METHOD             DEFERRED METHOD
                              -------------------------------------------
                              YEAR ENDED    YEAR ENDED        YEAR ENDED
                              OCTOBER 2     OCTOBER 3        SEPTEMBER 27
                                1994          1993              1992
                              -------------------------------------------
                                             (In Thousands)
Current:
 Federal                       $2,536         $2,490           $ 2,052
 State                            607            771             1,056
                               ---------------------------------------
                                3,143          3,261             3,108
Deferred:
 Federal                          243           (370)           (1,298)
 State                            304            (54)             (670)
                               ---------------------------------------
                                  547           (424)           (1,968)
                               ---------------------------------------
Income tax expense             $3,690         $2,837            $1,140
                               =======================================

Components of the provision (credit) for deferred income taxes were as follows:


                                               YEAR ENDED
                                        ------------------------
                                        OCTOBER 3   SEPTEMBER 27
                                          1993         1992
                                        ------------------------
                                            (In Thousands)

Reserve for store closings               $ 396        $  (932)
Provision for deferred rent               (344)          (432)
Pre-opening costs                         (275)           (11)
Depreciation                              (203)           (79)
Other                                        2           (514)
                                         --------------------
                                         $(424)       $(1,968)
                                         ====================


                  Uno Restaurant Corporation and Subsidiaries

10. INCOME TAXES (CONTINUED)

A reconciliation of the effective tax rates with the federal statutory rates is as follows:


                                                 LIABILITY
                                                  METHOD               DEFERRED METHOD
                                                -------------------------------------------
                                                YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                 OCTOBER 2       OCTOBER 3     SEPTEMBER 27
                                                   1994            1993            1992
                                                -------------------------------------------

Federal statutory rate                            34.0%            34.0%          34.0%
State income taxes, net of federal income
 tax benefit                                       6.0              6.7            8.8
Tax credits                                       (1.8)
Other                                               .9              (.2)          (3.5)
                                                  ------------------------------------
Effective income tax rate                         39.1%            40.5%          39.3%
                                                  ====================================


The Company made income tax payments of $3,779,000, $2,826,000 and $2,970,000 during fiscal years 1994, 1993 and 1992, respectively.

11. STOCK OPTION PLANS

The 1987 Employee Stock Option Plan (the Plan) provides for up to 1,500,000 shares of common stock issuable upon exercise of options granted under the Plan. Options may be granted at an exercise price not less than fair market value on the date of grant. All options vest at a rate of 20% per year beginning one year after the date of grant, with the exception of 75,000 and 50,000 options granted to the President and Chairman of the Company, respectively, which vest immediately at the date of grant. All options terminate ten years after the date of grant, with the exception of the 140,000 options granted to the Chairman, which terminate five years after the date of grant. Options outstanding at October 2, 1994 are non-qualified stock options.

The 1989 and 1993 Non-Qualified Stock Option Plans for Non-Employee Directors (the Directors Plans) provide for up to 81,250 shares of Common Stock issuable upon exercise of options granted under the Directors Plans. The 1989 and 1993 Directors Plans terminate on November 10, 1999 and August 17, 2002, respectively, but such termination shall not affect the validity of options granted prior to the dates of termination. Options are to be granted at an exercise price equal to the fair market value of the shares of Common Stock at the date of grant. Options granted under the Directors Plans may be exercised commencing one year after the date of grant and ending ten years from the date of grant.

                  Uno Restaurant Corporation and Subsidiaries

11. STOCK OPTION PLANS (CONTINUED)

Information regarding the Company's stock option plans is summarized below:


                                                                   YEAR ENDED
                                                  -------------------------------------------
                                                  OCTOBER 2      OCTOBER 3       SEPTEMBER 27
                                                    1994           1993              1992
                                                  -------------------------------------------

Options outstanding at beginning of fiscal
 year                                              768,387        570,411           450,924
Granted                                            205,838        267,973           165,500
Exercised (at $5.09 to $10.80 per share)           (96,081)       (19,450)          (24,330)
Canceled                                           (43,157)       (50,547)          (21,683)
                                                 ------------------------------------------
Options outstanding at close of fiscal year        834,987        768,387           570,411
                                                 ==========================================

Option price range at close                          $5.09          $5.09             $5.09
 of fiscal year                                  to $14.25      to $14.25         to $14.25
Options exercisable at close of fiscal year        344,199        355,301           325,530
Options available for grant at close of fiscal
 year                                              543,558              0            61,511



                  Uno Restaurant Corporation and Subsidiaries

12. QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                    QUARTER ENDED
                                ------------------------------------------------------
                                JANUARY 2       APRIL 3         JULY 3       OCTOBER 2
                                 1994            1994            1994          1994
                                ------------------------------------------------------
                                (Amounts in thousands, except per share information.)

Revenue                          $27,567        $28,028        $32,259        $36,211
Gross profit (1)                   4,736          4,843          5,956          7,450
Operating income                   1,755          1,771          2,639          4,126
Income before income taxes         1,780          1,483          2,362          3,821
Net income                         1,059            882          1,490          2,325
Earnings per share                   .12            .10            .16            .25


                                                   QUARTER ENDED
                               ------------------------------------------------------
                               DECEMBER 27      MARCH 28        JUNE 27    OCTOBER 3
                                  1992            1993            1993       1993
                               ------------------------------------------------------
                                                                           (14 WEEKS)

Revenue                          $23,788        $24,767        $28,432        $31,958
Gross profit (1)                   5,018          5,116          5,813          7,060
Operating income                   1,600          1,415          2,030          3,040
Income before income taxes         1,407          1,108          1,740          2,745
Net income                           815            643          1,014          1,691
Earnings per share                   .09            .07            .11            .19


(1) Restaurant and consumer product sales, less cost of food and beverages, labor and benefits, occupancy, and other operating expenses, excluding advertising expenses.

13. SUBSEQUENT EVENT

On November 15, 1994, the Board of Directors of the Company voted a five-for-four split of the Company's common stock, to be effected in the form of a stock dividend, payable to shareholders of record on February 8, 1995. The split is contingent upon shareholder approval of a proposal to amend the Company's articles of incorporation to increase the number of authorized shares of common stock from 12,000,000 to

                  Uno Restaurant Corporation and Subsidiaries

13. SUBSEQUENT EVENTS (CONTINUED)

25,000,000. The results of the shareholder vote will be announced at the annual meeting of shareholders, scheduled to be held on February 8, 1995. Had the additional shares resulting from the proposed stock split been outstanding throughout all of fiscal years 1994, 1993 and 1992, earnings per share would have been as follows:


                                                        FISCAL  YEARS
                                                  1994      1993       1992
                                                  --------------------------

Pro forma earnings per share                      $.51      $.37       $.16


Financial information contained elsewhere in this report has not been adjusted to reflect the impact of the proposed common stock split.

                                  EXHIBIT INDEX
                                  -------------

Exhibit
 Number                                                                             Page
- -------                                                                             ----
 (3)(a) Restated Certificate of Incorporation                                        *

 (3)(b) By-laws                                                                      *

 (4)(a) Specimen Certificate of Common Stock                                         *

 (4)(b) Note Purchase Agreement dated as of June 1, 1990 between the Company,
        Uno Restaurants, Inc., Connecticut General Life Insurance Company, CIGNA
        Property and Casualty Company on behalf of one or more separate accounts, Insurance Company of North America and Life Insurance Company
        of North America,* and First Amendment to Note Purchase Agreement dated as of July 31, 1991,* and Second Amendment to Note Purchase Agreement
        dated as of April 30, 1992,* and Third Amendment to Note Purchase
        Agreement dated as of February 15, 1993.                                     *

(10)(a) Lease between the Company and Aaron D. Spencer dated March 30, 1987 for
        premises in West Roxbury, Massachusetts                                      *

(10)(b) Lease between the Company and Aaron D. Spencer dated March 30, 1987 for
        premises in Boston, Massachusetts                                            *

(10)(c) Lease between Uno Restaurants, Inc. and Lisa S. Cohen and Mark N.
        Spencer dated February 1, 1990 for premises in West Roxbury,
        Massachusetts                                                                *

(10)(d) Form of Franchise Agreement and Area Franchise Agreement                     *

(10)(e) Uno Restaurant Corporation 1987 Employee Stock Plan, and As Amended          *

(10)(f) Uno Restaurant Corporation 1989 Non-Qualified Stock Option Plan for
        Non-Employee Directors                                                       *

(10)(g) Uno Restaurant Corporation 1993 Non-Qualified Stock Option Plan for
        Non-Employee Directors                                                       *

(10)(h) Form of Indemnification Agreement between the Company and its Directors      *

(10)(i) $5,000,000 Revolving and Term Loan and Guaranty Agreement dated as of
        August 24, 1988 among Uno Restaurants, Inc. as Borrower, Uno Restaurant
        Corporation as Guarantor, Pizzeria Uno Corporation as Guarantor and Bank
        of New England, N.A. as Lender (without exhibits)                            *

(10)(j) Uno Buena Vista Associates Joint Venture Agreement dated March 8, 1991 between Pizzeria Uno of Buena Vista, Inc. and Grayborn Buena Vista,
        Inc.                                                                         *

(10)(k) Variable Royalty Plan for Franchisees                                        *

(10)(l) Stock Purchase Agreement dated September 22, 1992 by and among Florence
        D. Sewell, the Estate of Ike Sewell, Deceased, and Uno Restaurants,
        Inc.                                                                         *

(10)(m) Agreement dated November 17, 1992 by and between Uno Restaurants, Inc.,
        Jeffrey H. Grayson, and Pizzeria Uno Corporation.                            *

(10)(n) $10,000,000 Revolving Credit and Guaranty Agreement dated as of December
        7, 1992 by and among Uno Restaurants, Inc., as Borrower, Uno Foods Inc.,
        Pizzeria Uno Corporation, Uno Holding Company and Uno Restaurant
        Corporation, collectively as the Loan Parties, and Fleet Bank of
        Massachusetts, N.A. as Lender (without exhibits).                            *

(10)(o) $20,000,000 Amended Revolving Credit and Guaranty Agreement dated as of
        May 31, 1994 by and among Uno Restaurants, Inc., as Borrower, Uno Foods
        Inc., Pizzeria Uno Corporation, Uno Holding Company and Uno Restaurant
        Corporation, collectively as the Loan Parties, and Fleet Bank of Massachusetts, N.A. as Lender (without exhibits).

(10)(p) $50,000,000 Revolving Credit and Term Loan Agreement dated as of
        December 9, 1994 by and among Uno Restaurants, Inc., as Borrower, Uno
        Foods Inc., Pizzeria Uno Corporation, URC Holding Company, Inc. and Uno
        Restaurant Corporation, as Guarantors, and Fleet Bank of Massachusetts,
        N.A. as Agent (without exhibits).

(10)(q) Asset Purchase Agreement dated September 1, 1994, by and among Bay
        Street Restaurants, Inc., Bay Street of Philadelphia, Pennsylvania,
        Inc., Bay Street of Woodbridge, New Jersey, Inc., Bay Street of
        Schaumburg, Illinois, Inc. and Bay Street Services, Inc. (collectively, the "Seller"), and UNO Bay, Inc., B.S. of Woodbridge, Inc., B.S. of
        Schaumburg, Inc. and B.S. Intangible Asset Corp. (collectively, the
        "Purchaser").

(10)(r) Change in Control Protection Agreements dated January 6, 1994 between
        Uno Restaurant Corporation and each of its named executive officers, Mr.
        Spencer, Mr. Miller, Mr. Brown, Mr. Fox and Mr. Gallucci.

(10)(s) Master Lease-Purchase Agreement between ORIX Credit Alliance, Inc., as
        Lessor, and Massachusetts Industrial Finance Agency, as Lessee, dated
        April 19, 1994, and Master Sublease-Purchase Agreement between
        Massachusetts Industrial Finance Agency, as Sublessor, and Uno Foods,
        Inc. as Sublessee, dated April 19, 1994.

(11)    Statement Re: Computation of Per Share Earnings

(21)    Subsidiaries of the Registrant

(23)    Consent of Ernst & Young LLP, Independent Auditors

- --------------------
* In accordance with Rule 12b-23 and Rule 12b-32 under the Securities Exchange Act of 1934, as amended, reference is made to the documents previously filed with the Securities and Exchange Commission, which documents are hereby incorporated by reference.

              CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the reference to our firm under the captions "Selected Consolidated Financial Data" and "Experts" and to the use of our report dated November 1, 1994, except for Note 13, as to which the date is February 8, 1995, in the Registration Statement and related Prospectus of Uno Restaurant Corporation for the registration of 2,300,000 shares of common stock, and to the incorporation by reference therein of our report dated November 1, 1994, except for Note 13, as to which the date is November 15, 1994, with respect to the consolidated financial statements of Uno Restaurant Corporation included in its Annual Report (Form 10-K) for the year ended October 2, 1994, filed with the Securities and Exchange Commission.



                                             ERNST & YOUNG LLP

Boston, Massachusetts
May 5, 1995